December 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Terence O’Brien, Accounting Branch Chief, Office of Manufacturing and Construction

	RE:	SEC Letter dated December 13, 2017
Hexcel Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 1-8472

Dear Mr. O’Brien:

On behalf of Hexcel Corporation (the Company), please find the Company’s response to the December 13, 2017 letter of the Securities and Exchange Commission (the Commission) to Patrick Winterlich, Chief Financial Officer, in reference to the above Annual Report.  For reference purposes, the Commission’s comments are reproduced below with the Company’s responses immediately following.

Form 10-K for the year ended December 31, 2016

1.

Comment: We note your presentation of certain Non-GAAP measures in your MD&A, particularly free cash flow and the adjusted effective tax rate. Where you discuss and/or quantify free cash flow, please provide a more prominent discussion of the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(a) of Regulation S-K. For example, your references to free cash flow under the Financial Condition section beginning on page 30 are not preceded by a discussion of the comparable GAAP measure. Regarding the adjusted effective tax rate, please provide a reconciliation to the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K, as you have done for the other Non-GAAP measures on page 26.

Company Response

In future filings, if we include a presentation of free cash flow, we will provide a more prominent discussion in the MD&A of the most directly comparable GAAP measure.  Specifically, we will precede any discussion of free cash flow with a discussion of cash flows from operating activities, the most directly comparable GAAP measure.  In addition, in future filings, if we include the adjusted effective tax rate, we will provide a reconciliation to the effective tax rate, the most directly comparable GAAP measure.

For December 31, 2016 the tax rate reconciliation would have appeared as follows:

	Year Ended December 31,
(In millions)	2016	2015	2014
GAAP effective tax rate	26.8%	26.1%	30.0%
Discrete tax benefits (1)	3.2	4.8	0.6
Adjusted effective tax rate (Non-GAAP)	$30.0%	$30.9%	$30.6%

(1)	The discrete benefits in the three years presented primarily relate to the release of reserves for uncertain tax positions.

Form 8-K filed October 18, 2017

2.

Comment:  We note the reconciliation of GAAP operating income to EBITDA in Table C. Please revise your disclosure to reconcile EBITDA to net income pursuant to Question 103.02 of the Non-GAAP Financial Measures C&DI available at www.sec.gov.

Company Response

In future filings, if we include a presentation of EBITDA, we will reconcile EBITDA to GAAP Net Income.

*   *   *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Patrick Winterlich
Patrick Winterlich Executive Vice President and
Chief Financial Officer